SMIC Received U.S. Export Licenses for 32nm Technologies

Shanghai [2008-10-27]

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), one of the leading foundries in the world, today announced that SMIC would officially enter the 32nm technology era in January 2009.

Under U.S. Government export license rules, SMIC can launch 32nm logic process development as early as January 1, 2009 in all of its own leading-edge manufacturing facilities.

In addition, under Individual Validated Licenses recently granted by the U.S. Government, SMIC can start 32nm flash R&D as early as January 1, 2009 in the 300mm fab that it manages and operates in Wuhan (Wuhan Xinxin International Corporation). SMIC also recently entered into an agreement with Spansion to consider the manufacture of 32nm Flash memory in 2010.

Matthew Szymanski, Vice President for Corporate Relations and Manager of Export Compliance for SMIC, said, “SMIC is happy to gain the 32nm approvals, which provide us the flexibility to deliver our technology advancement and fortify our leadership position in China.”

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200 mm wafer fabs in its Shanghai mega-fab, two 300 mm wafer fabs in its Beijing mega-fab, a 200 mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200 mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300 mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit www.smics.com

Press Contact:
Reiko Chang
SMIC Corporate Relations
86-21-50802000 ext. 10544
Reiko_Chang@smics.com